

July 17, 2014

Via E-mail
Francis J. Leto
Executive Vice President and General Counsel
Bryn Mawr Bank Corporation
801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010

> **Re:** **Bryn Mawr Bank Corporation**
> **Registration Statement on Form S-4**
> **Filed June 20, 2014**
> **File No. 333-196916**

Dear Mr. Leto:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed June 20, 2014

General

1. Please confirm, if true, that BMBC and CBH did not exchange financial projections for revenue, income, or income per share. If such projections were exchanged, please include such data for two years in the prospectus.

2. Please supplementally provide the staff with any board books prepared for the BMBC or CBH boards of directors in conjunction with the merger.

3. We note that the Company has conducted due diligence on several acquisition candidates since entering into the current definitive merger agreement with CBH. To the extent any additional definitive merger agreements have been reached prior to effectiveness of the registration statement, please include disclosure regarding such agreements in a pre-effective amendment.

Prospectus Cover Page

4. Please disclose the title and aggregate number of securities offered. See Item 501(b)(2) of Regulation S-K.

Summary

In the Merger, CBH Shareholders Will Have a Right to Receive . . ., page 5

5. Please disclose the outstanding quantity for each of the following: common shares, Series A preferred shares, Series B preferred shares, stock options and warrants.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 7

6. Please revise this section to clearly identify the historical information of Bryn Mawr Bank Corporation, the historical information of Continental Holdings, Inc., the pro forma financial information and the equivalent per share information of the companies in the tables presented.

CBH Shareholders Have Dissenters' Rights in the Merger, page 11

7. Please outline the procedure shareholders need to follow to perfect their rights under Pennsylvania law.

Unaudited Pro Forma Combined Income Statement, page 20

8. You disclose total interest income of $86,408 for the quarter ended March 31, 2014 instead of the total interest income of $26,408 that is derived from adding up the three components that comprise total interest income. Please revise the total interest income in your pro forma combined income statement.

BMBC Special Meeting

Record Date of BMBC Special Meeting, page 38

9. Please include a placeholder for the number of BMBC common shares outstanding as of the record date as required by Item 6 of Schedule 14A. Make corresponding revisions to the CBH special meeting disclosure on page 40.

The Merger

CBH's Reasons for the Merger; Recommendation of CBH's Board of Directors

Miscellaneous, page 56

10. Please disclose the aggregate compensation Sandler O'Neill has received from BMBC and CBH for all services, including broker dealer services, provided over the last two years as required by Section 1015(b)(4) of Regulation M-A. Please include similar disclosure for KBW on page 68.

Interests of CBH's Directors and Executive Officers in the Merger, page 70

11. Please include each of the interests discussed in this section as a bullet point under the related "Summary" discussion on page 10. Please also include here and in the summary the aggregate compensation that each individual will receive as a result of the merger.

United States federal Income Tax Consequences…, page 92

12. Please revise the first sentence to delete "certain." Please also revise the first sentence of the second paragraph to indicate that the description includes all material tax consequences. This comment also applies the first sentence of Exhibit 8.1 and numbered paragraph "3" of Exhibit 8.1.

13. In the second sentence of the third paragraph, please clarify that counsel is only relying on factual representations.

Exhibit 8.1

14. In the second from last paragraph, delete subsection "ii." Either include the entire opinion in Exhibit 8.1 or indicate that you are adopting the discussion in the prospectus as your opinion.

BMBC's Form 10-K for the Year Ended December 31, 2013

Security Ownership of Certain Beneficial Owners and Management, page 9
Incorporated from the Definitive Proxy Statement filed April 2, 2014

15. We note that, despite being listed as a named executive officer on page 8, Mr. Halberstadt's beneficial ownership information is not included. Please tell us and revise future filings to include such information.

<u>Executive Compensation, page 36</u>
<u>Incorporated from the Definitive Proxy Statement filed April 2, 2014</u>

16. Please tell us and revise future filings to itemize "All Other Compensation" received by your executive officers as required by Instruction 3 to Item 402(c)(ix) of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Paul Cline at (202) 551-3851 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc.   Via E-mail
        Lori Buchanan Goldman
        Stradley Ronon Stevens & Young, LLP